Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	3 months ended March 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings:
Income before income taxes	$54,345	$146,680	$124,647	$79,514	$103,332	$120,564
Add: Fixed charges	4,305	13,625	11,294	10,020	5,508	6,813
Add: Amortization of capitalized Interest	36	139	83	—	—	—
Less: Interest capitalized	—	123	498	405	—	—
Less: Earnings (loss) from joint venture, net	(3)	393	99	9	14	(84)
Less: Pre-tax net loss attributable to noncontrolling interest	(147)	(494)	(183)	—	—	—
Total earnings	$58,836	$160,422	$135,610	$89,120	$108,826	$127,461

Fixed charges:
Interest expense (1)	$3,128	$9,493	$8,739	$7,175	$2,522	$4,078
Interest factor of operating lease expense (2)	1,177	4,132	2,555	2,845	2,986	2,735
Total fixed charges	$4,305	$13,625	$11,294	$10,020	$5,508	$6,813

Ratio of earnings to fixed charges (3)	13.67	11.77	12.01	8.89	19.76	18.71

(1)                                 Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)                                 Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)                                 The ratios of earning to fixed charges were computed by dividing earnings by fixed charges.